Filed pursuant to Rule 253(g)(2)

File No. 024-11416

SUPPLEMENT NO. 1 DATED DECEMBER 17, 2021 TO THE PRELIMINARY OFFERING CIRCULAR DATED NOVEMBER 10, 2021

StartEngine Collectibles Fund I LLC

This Supplement No. 1, dated December 17, 2021 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the Preliminary Offering Circular, dated November 10, 2021, which was qualified by the Securities and Exchange Commission on November 23, 2021 (as may be further amended and supplemented, the “Offering Circular”), of StartEngine Collectibles Fund I LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”). The disclosures therein are incorporated by reference, and, unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings set forth in the Offering Circular.

This supplement relates to the following Series:

•	Series Wine #2005LPIN
•	Series Wine #2015HBRI
•	Series Wine #2000EGLC
•	Series Wine #2016CHAM
•	Series Wine #2016BONMA
•	Series Wine #2016MUSIG
•	Series Wine #2009PETRUS
•	Series Wine #2010PETRUS
•	Series Art #WARHOLMARILYN
•	Series Art #LICHTENSTEINSWEET
•	Series Sports #JORDANROOKIE
•	Series Sports #JAMESREFRACTOR

The company has amended the Service Fee for the above Series to 20%.

To the extent there is “Free Cash Flow” for each series, our Managing Member intends to declare and pay distributions as follows:

•	80% shareholders of a series in accordance with their percentage interest; and
•	20% as the “Service Fee” to the Managers (half of which shall go to the Administrative Manager of such Series and half of which shall go to the Asset Manager of such Series).

Further upon liquidation, the amounts shall be as follows:

In connection with the liquidation of a series, whether as a result of the dissolution of our company or the termination of such series, all property and Free Cash Flows in excess of that required to discharge liabilities that are contingent, conditional or unmatured, shall be distributed as follows:

•	First, to the holders of the shares of the series on an equal per share basis until they have received their capital contribution;
•	Second, 20% to Managers of such Series (half of which shall go to the relevant Asset Manager, and half of which shall go to the Administrative Manager) and 80% to the holders of shares of the series on an equal per share basis.

A new form of Series Designation for those Series has been filed as Exhibit 2.4 on a Form 1-U.

In addition, the Company has decided to terminate Series Wine #2000LAFL. No sales of securities occurred for this series. All subscription funds received from prospective investors as part of the subscription processes for this series have been returned by the company’s escrow agent, without penalty or deduction.

2